UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-39301

Lion Group Holding Ltd.

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit A-C, 33/F
Tower A, Billion Center
1 Wang Kwong Road
Kowloon Bay
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers.

On October 6, 2020, Mr. Shih-Chung Chou (“Mr. Chou”) resigned from his position as a director of the Board of Directors (the “Board”) at Lion Group Holding Ltd. (the “Company”). Mr. Chou’s resignation did not result from any disagreement with the Company.

On October 6, 2020, Mr. Hua Luo (“Mr. Luo”), our chief operating officer, was appointed as a director of the Board to fill in the vacancy created by Mr. Chou’s resignation, effective immediately.

The biography for Mr. Luo is set forth below:

Hua Luo is our Chief Operating Officer prior to his appointment as a director of the Board on October 6, 2020. Mr. Luo joined the Company in September 2017 and has since served as the director, the responsible officer and the chief risk officer in a number of the Company’s subsidiaries. Prior to joining the Company, Mr. Luo has extensive working experience in financial service industry. From 2016 to 2017, Mr. Luo served as a director of institutional sales at HGNH International Financial Corporation Limited, a Hong Kong based financial service company offering comprehensive financial products and services. From 2015 to 2016, Mr. Luo served as the chief marketing officer at China Maike Futures International Limited, a company provides global futures trading services. Previously, from 2010 to 2015, Mr. Luo served as a deputy trading manager at HGNH International Futures Co., Limited. Mr. Luo received his bachelor’s degree in business administration from Chongqing University in 2007 and his master’s degree in e-commerce from The Hong Kong Polytechnic University in 2008.

Mr. Luo has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Luo had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lion Group Holding Ltd.

By:	/s/ Chunning Wang
Name: Chunning Wang
Title: Chief Executive Officer

Date: October 9, 2020

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